UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 11 October 2018

ASX RELEASE

11 October 2018

PRESENTATION TO FINANCE NEWS NETWORK INVESTOR EVENT

Sydney, 11 October 2018 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to release an investor presentation to be made today at the Finance News Network Investor Briefing at 12.30pm in Sydney.

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, GDC-0084 entered a phase II clinical trial in March 2018. Initial data is expected in early calendar 2019. GDC-0084 was granted orphan designation for glioblastoma by the US FDA in February 2018.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Cantrixil was granted orphan designation for ovarian cancer by the US FDA in April 2015.

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

Cancer-focused biotech with two clinical-stage programs Presentation to Finance News Network Investor Event Sydney, NSW 11 October 2018

Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of customer acceptance of existing and new products and services and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to sales, future international, national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products and services, marketing existing products and services update the forward-looking information contained in this presentation.

Investment Highlights 1 Cancer drug developer with two distinct therapies in clinical trials - GDC-0084 in phase II trial for brain cancer - Cantrixil in phase I trial for ovarian cancer 2 Lead program, GDC-0084, acquired from Genentech following their strategic deprioritisation and now in phase II under Kazia 3 Four value-driving clinical data read-outs between now and end of 2019, with potential upside around planned collaborations in other forms of cancer 4 Experienced team, with extensive international background in big pharma and biotech

Kazia strategy to develop high-quality assets from external sources Partner with big pharma for late-stage development to bring to market Bring in under-valued assets from other pharmaceutical companies Conduct focused clinical trials Identify optimal patient groups Understand safety and dosing Engage with external experts Identify Value Build Value Realise Value Proceeds of outbound licensing reinvested in earlier-stage assets $

A strong team brings international experience in big pharma and early-stage biotech Board Scientific Advisory Board Iain Ross Chairman Executive and Board roles in pharma and small biotech Bryce Carmine Deputy Chairman 36 years executive experience in Eli Lilly Steven Coffey Non-Executive Director Chartered accountant with extensive governance experience Dr James Garner Chief Executive Officer & Executive Director Physician / MBA; Extensive drug development experience Professor Sir Murray Brennan Emeritus Chairman of Cancer Surgery at Memorial Sloan Kettering Hospital, New York Dr Karen Ferrante Former Chief Medical Officer at Millennium Pharmaceuticals Professor Peter Gunning Head of School of Medical Sciences at University of New South Wales Professor Alex Matter Former Global Head of Oncology Research at Novartis

Two clinical programs, with value-driving inflection points providing impactful newsflow during 2018-19



GDC-0084
Glioblastoma Multiforme (GBM)
Receipt of Orphan Drug Designation from US FDA
Start of phase 2a study in first-line GBM
Commence potential collaborations in other brain cancers
Data read-out from phase 2a study (safety and dosing)
Data read-out from phase 2a study (preliminary efficacy)
2018
2019
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Cantrixil
Ovarian Cancer
Preliminary data from phase 1 study in ovarian cancer
Data read-out from phase 1 study (safety and dosing)
Data read-out from phase 1 study (preliminary efficacy)

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Kazia is NASDAQ & ASX listed with ~$9.3M of current assets at 30 June 2018 Market Capitalisation (at 30 September 2018) AU$ 20.6 million Shares on Issue 48.3 million (35% US, 65% Australia) Current Assets AU$ 9.3 million Listing ASX: KZA NASDAQ: KZIA (1:10 ratio) Share Price (AU$) Outstanding Options / Warrants ~6 million Average Daily Volume ASX: 0.1% /day NASDAQ: 0.4% /day Debt Nil Average Daily Value ASX: AU$ 28K /day NASDAQ: US$ 100K /day As at 30 June 2018 KZA 0.42

Glioblastoma (GBM) is the most common and most aggressive form of primary brain cancer Lung 14 million cancer cases per annum Breast Colon Prostate Stomach No clear cause or strong risk factors 3-4 months untreated survival 12-15 months average survival with treatment Any age, but most common in 60s Five-year survival 3 – 5% (breast cancer: 90%) Most common drug treatment is temozolomide (Temodar®), used after surgery and radiotherapy Ineffective in approximately two-thirds of patients → huge unmet need Glioblastoma Multiforme 133,000 cases per annum worldwide Indicative Market Opportunity US$ 1 billion

Growing public attention for brain cancer highlights need for new treatment options There is increasing recognition of the need to find treatment options for patients diagnosed with GBM Senator John McCain’s diagnosis in July 2017 highlighted glioblastoma and focused attention on the need for new treatments Australian Brain Cancer Mission launched in October 2017, with funding from Cure Brain Cancer Foundation, Federal Government, and Minderoo Foundation TV personality, Carrie Bickmore, launched ‘Beanies for Brain Cancer’ after losing her husband to the disease

Current standard of care is essentially ineffective in approximately 65% of GBM cases

Standard of Care ('Stupp Regimen')

Debulking surgery where possible → Radiotherapy + temozolomide → Temozolomide maintenance therapy

6 weeks | 4w | 6 x 28-day cycles



~35% of patients respond to temozolomide

Extends overall survival from 15 to 22 months

~65% of patients don't respond to temozolomide

Extends overall survival from 12 to 13 months

GDC-0084 is being developed for the ~65% of newly-diagnosed GBM patients who will not respond to existing chemotherapy with temozolomide

For these patients, there is no effective pharmacological treatment currently available

Source: ME Hegi, A-C Diserens, T Gorlia, et al. (2005). *N Engl J Med* 352:997-1003

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KAZIA THERAPEUTICS

The PI3K inhibitor class is well-validated, but GDC-0084 is the only brain-penetrant drug in GBM Two marketed products in the PI3K class validate this approach to treating cancer GDC-0084 is essentially unique in being able to cross the blood-brain barrier Two PI3K inhibitors now successfully brought to market, both in specific forms of blood cancer Demonstrates that PI3K is a validated pathway to target, and can yield effective cancer therapies Both agents approved by US FDA via ‘accelerated approval’ without waiting for a full phase 3 study Neither of the two approved drugs can cross the blood-brain barrier and neither will ever be a treatment for brain cancer GDC-0084 was designed specifically for brain cancer, so it has been engineered to cross the BBB very effectively, and this has been shown in animal and human data Encouraging Phase I data in late stage patients now looking to treat earlier stage GBM patients

Phase I of GDC-0084 established dosing and showed favourable safety

Safety

- Phase I safety trial conducted by Genentech
- 47 patients enrolled with advanced glioma (grade 3/4); average of three prior lines of therapy
- Most common adverse events were oral mucositis and hyperglycemia (common effects of PI3K inhibitors)
- No evidence of liver, bone marrow, kidney toxicity, or mood disturbances
- Data presented at American Society for Clinical Oncology annual meeting in Chicago, June 2016

Efficacy Signals

	GDC-0084	Comparison
Arresting Tumour Growth	**40%** Achieved 'stable disease'	**21-52%** in studies of Avastin in similar patients
Potentially Delaying Progression	**21%** Remained on study for >3 months	Median progression-free survival of **1 month***
Slowing Tumour Metabolism	**26%** Showed 'metabolic partial response' on FDG-PET	Potentially better predictor of clinical response than MRI†

DANA-FARBER CANCER INSTITUTE

UCLA University of California, Los Angeles

THE UNIVERSITY OF TEXAS MD Anderson Cancer Center Making Cancer History

MGH 1811 MASSACHUSETTS GENERAL HOSPITAL

Vall d'Hebron Institut de Recerca

* Taal et al., Lancet Oncology (2015): ORR and mPFS of Lomustine in 2L GBM were 2/41 (5%) and 1 months, respectively (n = 46)

† Schwarzenberg J, et al. Clin Cancer Res; 20(13); 3550–9

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KAZIA THERAPEUTICS

In GDC-0084 phase I, 7 / 27 patients (26%) showed a ‘metabolic partial response’ on FDG-PET Analysis courtesy of Professor Ben Ellingson, UCLA Brain Tumor Imaging Laboratory Pre-Dosing On GDC-0084 Pre-Dosing On GDC-0084

Multipart GDC-0084 phase II design allows for frequent data read-outs to inform partnering and early approval Note: timelines are estimated, and subject to periodic revision based on recruitment performance and treatment effect Step 1 Dose Optimisation Step 2 Expansion Cohort Step 3 Planned Registration Trial ‘Phase 2a’ Component March 2018 1H 2019 2H 2019 Dosing and safety data in newly-diagnosed population Preliminary efficacy signals and additional FDA-required data 6 – 24 patients 12 months 20 patients 6 months

Recent collaboration with St Jude, a leading US paediatric hospital, expands GDC-0084 into childhood brain cancer Preclinical Phase I Phase II Phase III GDC-0084 PI3K / mTOR Inhibitor Licensed from Genentech in October 2016 Glioblastoma Multiforme (GBM) (Kazia-sponsored) Ovarian Cancer (Kazia-sponsored) TRX-E-002-1 (Cantrixil) Potential future studies and collaborations TBD Diffuse Intrinsic Pontine Glioma (DIPG) (collaboration with St Jude Children’s Research Hospital)

Investment Highlights 1 Cancer drug developer with two distinct therapies in clinical trials - GDC-0084 in phase II trial for brain cancer - Cantrixil in phase I trial for ovarian cancer 2 Lead program, GDC-0084, acquired from Genentech following their strategic deprioritisation and now in phase II under Kazia 3 Four value-driving clinical data read-outs between now and end of 2019, with potential upside around planned collaborations in other forms of cancer 4 Experienced team, with extensive international background in big pharma and biotech